UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Michael Baker Corporation

(Name of Subject Company)

Michael Baker Corporation

(Name of Persons Filing Statement)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

057149106

(CUSIP Number of Class of Securities)

H. James McKnight

Executive Vice-President, Chief Legal Officer & Corporate Secretary

Michael Baker Corporation

Airside Business Park

100 Airside Drive

Moon Township, Pennsylvania 15108

(412) 269-2532

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

Michael C. McLean, Esq.

Kristen L. Stewart, Esq.

K&L Gates LLP

K&L Gates Center

210 Sixth Avenue

Pittsburgh, Pennsylvania 15222-2613

(412) 355-6458

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of an email communication, dated August 23, 2013, from H. James McKnight and Michael J. Zugay, of the Office of the Chief Executive, to all participants in the 401(k) plan of Michael Baker Corporation (“Baker”), relating to the proposed acquisition of Baker by Integrated Mission Solutions, LLC (“IMS”), an affiliate of DC Capital Partners, LLC, and CDL Acquisition Co. Inc., which is the successor by merger to Project Steel Merger Sub Inc., a wholly owned subsidiary of IMS (“Merger Sub”), pursuant to the terms of an Agreement and Plan of Merger, dated July 29, 2013, by and among Baker, IMS and Merger Sub.

The email communication referenced above was first used or made available on August 23, 2013.

Important Information About the Tender Offer

This filing is not an offer to purchase or a solicitation of an offer to sell securities of Baker. The planned tender offer by IMS for all of the outstanding shares of common stock of Baker has not been commenced. On commencement of the tender offer, IMS will mail to Baker’s shareholders an offer to purchase and related materials and Baker will mail to its shareholders a recommendation statement with respect to the tender offer. IMS will file its offer to purchase with the Securities and Exchange Commission (“SEC”) on Schedule TO, and Baker will file its recommendation statement with the SEC on Schedule 14D-9. Baker shareholders are urged to read these materials carefully when they become available, since they will contain important information, including the terms and conditions of the offer. Baker shareholders may obtain a free copy of these materials (when they become available) and other documents filed by IMS or Baker with the SEC at the website maintained by the SEC at www.sec.gov. These materials also may be obtained (when they become available) for free by contacting the information agent in the tender offer (when one is selected).

Note with respect to Forward-Looking Statements:

This filing contains forward-looking statements with respect to the tender offer and related transactions, including the benefits expected from the transaction and the expected timing of the completion of the transaction. When used in this filing, the words “can,” “will,” “intends,” “expects,” “is expected,” similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including uncertainties regarding the timing of the closing of the transaction and the risk that the transaction will not close. Factors that could cause actual results to differ materially include the following: the risk that a majority of Baker shares do not tender their stock in the tender offer, the risk that the company experiences a material adverse change giving IMS the right not to close the transaction, the risk that IMS is unable to close on its financing and the risk that Baker’s businesses will suffer due to uncertainty related to the transaction, the competitive environment in our industry and competitive responses to the transaction. Baker does not assume any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors that could affect Baker’s financial results is provided in documents filed by Baker with the SEC, including Baker’s recent filings on Form 10-Q and Form 10-K.

To:	All Baker 401(k) Participants

In connection with the communication on July 29 in which Baker announced that it had entered into an agreement to be acquired by Integrated Mission Solutions (IMS), we wish to advise you that, effective August 26, 2013, the biweekly Company match to participants’ accounts in the 401(k) Plan will no longer be directed to the Michael Baker Common Stock Fund. Going forward, 100% of the match will be directed proportionately to your investment elections on file at the time of the contribution. (Currently 25% of the match is directed to the Stock Fund and 75% of the match is employee directed.)

All Baker 401(k) participants will receive a communication from T. Rowe Price in early September with additional information regarding this pending transaction as it pertains to Baker’s 401(k) Plan.

Please direct any questions you may have regarding this change in the Company match to Alicia Hoadley, (412) 269-4675, or ahoadley@mbakercorp.com.

Thank you.

Jim McKnight and Mike Zugay

Office of the Chief Executive

Important Information About the Tender Offer

This email is not an offer to purchase or a solicitation of an offer to sell securities of Baker. The planned tender offer by IMS for all of the outstanding shares of common stock of Baker has not been commenced. On commencement of the tender offer, IMS will mail to Baker’s shareholders an offer to purchase and related materials and Baker will mail to its shareholders a recommendation statement with respect to the tender offer. IMS will file its offer to purchase with the Securities and Exchange Commission (“SEC”) on Schedule TO, and Baker will file its recommendation statement with the SEC on Schedule 14D-9. Baker shareholders are urged to read these materials carefully when they become available, since they will contain important information, including the terms and conditions of the offer. Baker shareholders may obtain a free copy of these materials (when they become available) and other documents filed by IMS or Baker with the SEC at the website maintained by the SEC at www.sec.gov. These materials also may be obtained (when they become available) for free by contacting the information agent in the tender offer (when one is selected).